EXHIBIT 99.2

Management’s Discussion and Analysis
For the period ended May 31, 2012

Management’s Discussion and Analysis of Financial Statements
for the period ended May 31, 2012

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the three months and nine months ended May 31, 2012 (the “Period”).  The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Period and the consolidated financial statements and annual information form for the year ended August 31, 2011.

Effective September 1, 2011, the Company adopted accounting principles used under the International Financial Reporting Standards (“IFRS”), using a transition date of September 1, 2010 to accommodate comparative periods.  As a result, the condensed consolidated interim financial statements for the Period have been prepared in accordance with IFRS 1- First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board.  For reporting periods ended prior to September 1, 2011, the Company had prepared and filed its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Detailed reconciliations of 2011 figures previously prepared in accordance with Canadian GAAP to IFRS are provided in Note 13 to the condensed consolidated interim financial statements for the Period.

The Company’s fiscal 2011 comparative information included in this MDA has been prepared in accordance with IFRS.  The Company’s fiscal 2010 and 2009 comparative information included in this MDA has not been restated.  Unless otherwise noted, all currency amounts included in this MDA are stated in Canadian dollars.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements.  Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions.  Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s annual information form for the year ended August 31, 2011, and:

●	the estimation or realization of mineral resources;
●	recovery rates and production costs of the rare metals and other minerals;
●	the timing and amount of estimated future production;
●	requirements for additional capital;
●	future prices of rare metals and minerals;
●	market demand for rare metals and minerals;
●	the reliability of plant operations at production scale;

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Management’s Discussion and Analysis
For the period ended May 31, 2012

●	energy costs;
●	risks of the mining industry; and
●	delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities.

Most of these factors are beyond Avalon’s ability to control or predict.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement.  Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof.  The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated.  Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  This MDA is prepared as of July 9, 2012.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT (formerly “NYSE Amex”) in the United States and also trades on the Frankfurt Stock Exchange in Germany.  The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.  The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal; tin.  By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its seven mineral resource properties.  The Thor Lake rare metals project (“Thor Lake” or the “Project”) is the Company’s most advanced project and the Company’s only material property at this time. Completion of a feasibility study (“FS”) on this Project by the second quarter of calendar 2013 is the Company’s top priority and primary present focus.

Avalon has adopted the E3 Plus Principles of Responsible Exploration of the Prospectors and Developers Association of Canada (“PDAC”) and the Mining Association of Canada’s principles of Towards Sustainable Mining (“TSM”) as policies of the Company. Avalon is making a strong commitment toward implementing corporate social responsibility (“CSR”) best practices.  In 2010, Avalon received PDAC's 2010 Environmental and Social Responsibility Award for its exceptional

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Management’s Discussion and Analysis
For the period ended May 31, 2012

efforts in community engagement with Aboriginal groups.  Avalon applies these principles throughout its operations, particularly with respect to its environmental, health and safety and community engagement practices on the Project. Avalon has recently released its inaugural Sustainability Report entitled “Journey to a Sustainable Future”, which follows the principles of TSM and the Global Reporting Initiative guidelines.

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.  Rare metals supplies are constrained, especially for the REE where China provides approximately 95% of the world’s primary supply.  Policy directives announced by the Chinese government are dictating reductions in exports of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea and the United States.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian GAAP.  The financial data for fiscal 2011 has been adjusted to comply with IFRS.  For a reconciliation to Canadian GAAP, see Note 13 of the notes to the Company’s condensed consolidated interim financial statements for the Period.

For the Years Ending August 31,	2011(1)	2010(2)	2009(2)
	$	$	$
Net revenues	605,142	80,557	159,982
Loss before discontinued operations and extraordinary items	8,709,760	4,099,300	2,954,919
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.09	0.05	0.04
Net loss	8,709,760	4,099,300	2,954,919
Net loss, per share basic and fully diluted	0.09	0.05	0.04
Total assets	123,815,949	41,526,715	26,521,264
Total long term liabilities	-	-	-
Cash dividends	-	-	-

(1)	Prepared in accordance with IFRS
(2)	Prepared in accordance with Canadian GAAP prior to transition to IFRS

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for the three months ended May 31, 2012 (the “Quarter”) totalled $7,349,337, a 65% increase over the level of expenditures in the comparable period of the

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Management’s Discussion and Analysis
For the period ended May 31, 2012

previous fiscal year ($4,459,373).  Of these expenditures, 98% were incurred on Thor Lake, 1% on the Company’s Spor Mountain project and 1% on the Company’s Miramichi Tin project. The increase was primarily caused by increased expenditures on metallurgy and feasibility studies at Thor Lake.

Resource property expenditures for the nine months ended May 31, 2012 ( the “Nine Months”) totalled $20,136.474, a 57% increase over the level of expenditures in the comparable period of the previous fiscal year ($12,833,885).  Of these expenditures, 96% were incurred on Thor Lake, 1% were incurred on Separation Rapids, and  1% on the Company’s Spor Mountain project.  The increased expenditures on Thor Lake account for 96% of the increase, and the expenditures at Separation Rapids account for the balance of the increase.  The increased expenditures on Thor Lake were related to expanded work programs mainly in the areas of metallurgy and feasibility studies.

No properties were abandoned during the Nine Months and no exploration and evaluation assets were written off.

Thor Lake

Thor Lake is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases.  The property is subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty.  Subsequent to the end of the Quarter, the Company bought out the 3.0% royalty for a cash payment of $2.0 million.   Avalon has the contractual right to buy out the remaining 2.5% royalty on the basis of a fixed formula, which currently approximates $1.3 million and which will increase at a rate equal to the Canadian prime rate until that royalty is also bought out.

Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE deposit (the “Nechalacho Deposit”).

Expenditures during the Quarter totalled $7,191,040.  Of this, approximately 36% was spent on drilling and geological work in support of the drilling program, 28% on metallurgical and market studies, 31% on feasibility studies, 3% on community consultation work, with the balance funding environmental studies and permitting work.

Mineral Resource Update

From July, 2007 to May, 2012 Avalon completed 95,942 metres of drilling in 450 holes on the Nechalacho Deposit. The recent drilling programs have focused on three main objectives:

●	Detailed definition of the resources within the previously estimated Indicated Mineral Resources in order to refine the mine plan;
●	Provision of a 40 tonne bulk sample for metallurgical testing, which was largely dependent on recovery of large diameter PQ core; and
●	Geotechnical drilling of the planned ramp route, underground crusher location, tailings area and surface infrastructure locations.

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Management’s Discussion and Analysis
For the period ended May 31, 2012

All three objectives have been accomplished, although additional definition drilling is planned for this summer to further augment the inventory of Measured Resources for inclusion in the Mineral Reserves for the FS.

The summer drill campaign is planned to begin in early July with one HQ core drill focused on the southern margin of the deposit in the Long Lake area, where some of the highest grade resources in the Nechalacho Deposit are situated. The main objective of this program is to bring these higher grade resources (where the first mining stopes are planned) into the Measured category.

An updated resource estimate, which includes results of drilling to November 2011, was completed subsequent to the Quarter. The estimate was prepared by Roscoe Postle Associates Inc. (“RPA”). The updated resource estimate is highlighted by the initial definition of mineral resources in the deposit at the key Measured level of confidence.

RPA estimated Measured Mineral Resources of 8.90 million tonnes grading 1.64% TREO and 21.72% HREO/TREO using the base case $260/tonne Net Metal Return (“NMR”) cut-off for the key Basal Zone part of the deposit (Table 1). Furthermore, within the Measured Resources, there is an estimated 8.42 million tonnes at the $400 NMR cut-off grading 1.69% TREO and 21.82% HREO/TREO demonstrating that the Measured Mineral Resources are robust at higher cut-off grades (see Table 1 below).

The updated resource estimate for the Basal Zone has also resulted in an increase in the total Indicated Mineral Resources in the deposit to 63.76 million tonnes grading 1.52% TREO with 21.41% HREO/TREO at the $260 NMR base case cut-off (Table 1). The total Measured and Indicated Mineral Resources for the Basal Zone of 72.66 million tonnes of 1.53% TREO and 21.5% HREO/TREO can be compared with the Indicated Resources of 57.49 million tonnes grading 1.56% TREO with 20.72% HREO/TREO reported previously for the Basal Zone in the news release dated January 27, 2011. Grades for individual rare earth element oxides are listed in Table 2.

The mineral resource estimates were prepared by Tudorel Ciuculescu, P. Geo., Senior Geologist, RPA. Drilling operations are being performed by a third party drilling company under the supervision of a consulting Professional Geologist. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geo. (NWT) is providing overall direction on the project and monitors the QA/QC on the laboratory analyses.

The resource estimation procedure employed by RPA was similar to that of the NI 43-101 compliant resource disclosed in the Company’s News Release dated June 14, 2010 and resource update of January 27, 2011. The base case cut-off grade was unchanged, and the composite methodology, estimation method (Inverse Distance Squared), block size, domains and estimation parameters were similar. Metal price assumptions were updated to match those used for the Updated Prefeasibility Study (as detailed in the news release dated July 7, 2011).

The Mining Reserve utilized for the Updated Prefeasibility Study has not yet been updated to reflect these new Mineral Resource estimates. The Mining Reserve will be updated once all the  additional data from the 2012 winter and summer drilling programs is incorporated into the block model. In the meantime, mine design work continues based on the Mining Reserve used in the Updated Prefeasibility Study. This may be modified once the updated Mining Reserve is generated from the new drilling data.

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Management’s Discussion and Analysis
For the period ended May 31, 2012

Table 1: Nechalacho Deposit Mineral Resources at the Base Case $260/tonne NMR Cut-Off
Category	Zone	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	8.90	1.64	0.36	21.7	3.11	0.40	0.038
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		8.90	1.64	0.36	21.7	3.11	0.40	0.038
Indicated	Basal	63.76	1.52	0.32	21.4	3.07	0.40	0.039
	Upper	88.56	1.17	0.12	10.0	1.71	0.26	0.017
Total Indicated		152.32	1.32	0.20	15.5	2.28	0.32	0.026
Measured and Indicated	Basal	72.66	1.53	0.33	21.5	3.07	0.40	0.039
	Upper	88.56	1.17	0.12	10.0	1.71	0.26	0.017
Total Measured and Indicated		161.21	1.33	0.21	15.9	2.33	0.32	0.027
Inferred	Basal	77.17	1.29	0.25	19.4	2.84	0.37	0.034
	Upper	254.51	0.98	0.10	9.8	1.86	0.28	0.016
Total Inferred		331.67	1.05	0.13	12.5	2.09	0.30	0.020

Notes:
1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is Tudorel Ciuculescu, M.Sc., P.Geo., RPA Senior Geologist.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
5)
Rare earths were valued at an average net price of US$41/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for a mixed rare earth concentrate, and will vary according to the proportions of individual rare earth elements present. This average price is based on the price set used in the Updated Preasibility Study, applied to the Measured & Indicated Basal Zone resources.

6)	An exchange rate of US$1.00 = C$1.05 was used.
7)
A cut-off NMR value of C$260 per tonne was used. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.

8)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
9)	See Table 2 for TREO details.
10)	See Table 3 for tonnes and TREO grades at higher NMR cut-off values.

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Management’s Discussion and Analysis
For the period ended May 31, 2012

Table 2: Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades at the Base Case $260/tonne NMR Cut-Off
Category	Zone	Tonnes	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
		(millions)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	8.90	0.262	0.589	0.075	0.293	0.065	0.008	0.059	0.009	0.044	0.008	0.020	0.003	0.016	0.002	0.188
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		8.90	0.262	0.589	0.075	0.293	0.065	0.008	0.059	0.009	0.044	0.008	0.020	0.003	0.016	0.002	0.188
Indicated	Basal	63.76	0.246	0.546	0.069	0.271	0.058	0.007	0.052	0.008	0.040	0.007	0.018	0.002	0.014	0.002	0.174
	Upper	88.56	0.222	0.493	0.061	0.235	0.044	0.005	0.032	0.003	0.013	0.002	0.004	0.001	0.003	0.000	0.053
Total Indicated		152.32	0.232	0.515	0.064	0.250	0.050	0.006	0.040	0.005	0.025	0.004	0.010	0.001	0.008	0.001	0.104
Measured and Indicated	Basal	72.66	0.248	0.551	0.070	0.274	0.059	0.007	0.053	0.008	0.041	0.007	0.018	0.002	0.014	0.002	0.176
	Upper	88.56	0.222	0.493	0.061	0.235	0.044	0.005	0.032	0.003	0.013	0.002	0.004	0.001	0.003	0.000	0.053
Total Measured and Indicated		161.21	0.234	0.519	0.065	0.252	0.051	0.006	0.041	0.005	0.026	0.004	0.011	0.001	0.008	0.001	0.108
Inferred	Basal	77.17	0.216	0.473	0.062	0.242	0.049	0.006	0.044	0.006	0.031	0.005	0.013	0.002	0.010	0.001	0.131
	Upper	254.51	0.180	0.411	0.053	0.204	0.036	0.004	0.026	0.003	0.011	0.002	0.004	0.000	0.003	0.000	0.043
Total Inferred		331.67	0.188	0.426	0.055	0.213	0.039	0.004	0.030	0.004	0.015	0.002	0.006	0.001	0.005	0.001	0.064

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Management’s Discussion and Analysis
For the period ended May 31, 2012

Table 3: Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal and Upper Zones by NMR Cut-Off Value ($260/tonne is the base case)
Zone	NMR Cut-Off	Tonnes	TREO	HREO	HREO/TREO
	($CAD)	(millions)	(%)	(%)	(%)
Measured
BASAL	>=1000	1.90	2.38	0.61	25.77
BASAL	>=800	3.93	2.08	0.51	24.52
BASAL	>=600	6.48	1.86	0.42	22.59
BASAL	>=400	8.42	1.69	0.37	21.82
BASAL	>=260	8.90	1.64	0.36	21.72
Indicated
BASAL	>=1000	9.63	2.32	0.59	25.47
BASAL	>=800	22.96	2.00	0.48	24.22
BASAL	>=600	44.89	1.72	0.39	22.43
BASAL	>=400	60.88	1.55	0.33	21.51
BASAL	>=260	63.76	1.52	0.32	21.41

UPPER	>=1000	0.50	4.53	0.39	8.53
UPPER	>=800	1.94	3.05	0.30	9.76
UPPER	>=600	8.80	2.18	0.22	10.25
UPPER	>=400	39.20	1.53	0.15	10.08
UPPER	>=260	88.56	1.17	0.12	9.96
Inferred
BASAL	>=1000	2.65	2.27	0.54	24.00
BASAL	>=800	13.33	1.87	0.41	22.12
BASAL	>=600	42.75	1.55	0.32	20.54
BASAL	>=400	70.57	1.35	0.26	19.54
BASAL	>=260	77.17	1.29	0.25	19.40

UPPER	>=1000	0.81	2.91	0.23	7.94
UPPER	>=800	2.47	2.55	0.22	8.50
UPPER	>=600	12.15	1.98	0.18	9.09
UPPER	>=400	88.05	1.32	0.13	9.65
UPPER	>=260	254.51	0.98	0.10	9.76

Avalon Rare Metals Inc.	Page 8 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

Rare Earth Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing.  The Company has implemented a proactive marketing plan with the overall objective of building relationships with strategic customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology.  Potential strategic partners and technology partners are seeking off-take agreements in return for their investment.

Avalon has entered into non-binding memorandums of understanding (“MOUs”) with four industrial companies seeking to participate in the Project by investing and/or providing technical expertise in exchange for obtaining off-take rights. MOUs are commonly used to initiate a formal due diligence process and frame the discussions between the parties.  However, each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed. Since March 1, 2012, two companies with whom we have signed MOUs have reviewed the details of the Company’s separation plant pre-feasibility study and have proposed enhancements which will be considered for the FS.

REE supply shortages both outside and inside China have caused prices to increase over the past few years, with a spectacular increase occurring in 2010-11.  Although many REE prices have fallen over the past year, they still remain well above their historical levels.  The Company’s price forecasts for the project remain unchanged from those disclosed in July, 2011, as the Company’s forecasts had already built in an anticipated decline in certain REE prices from their recent historical highs.

Nechalacho Project Feasibility Study Progress

Avalon continues its development of the FS, which is currently targeted for completion of this report by the second quarter of calendar 2013.  The following elements outline progress to date:

●	Environmental Baseline work is completed;
●	Preliminary Mine plan completed subject to revisions to the block model as new definition drilling data is incorporated;
●	Feasibility study work for the Nechalacho Flotation Plant is nearly completed;
●	Feasibility study work for the Nechalacho Tailings Facility is progressing;
●	Feasibility study work for the Nechalacho Paste Backfill Plant is nearly complete;
●	Design criteria is completed for the Pine Point Acid Bake plant and feasibility study work has begun; and
●	Feasibility study work on the Separation Plant has begun.

Metallurgical Process Development

Metallurgical process development work continued during the Quarter with both flotation and hydrometallurgical test work underway.  The 40 tonne pilot plant trial carried out at a third party consulting firm in Lakefield, Ontario, was successfully completed in late February and follow-up work is planned. This trial resulted in the production of over 6 tonnes of concentrate for the hydrometallurgical pilot plant trial scheduled to begin in August 2012.

As previously reported, initial results indicate that the recoveries achieved were consistent with those achieved previously at the bench-scale, except for one sub-sample from the lowermost part of the Basal Zone where, as expected, observed textural differences in the ore resulted in reduced recoveries. This conclusion has resulted in further mineralogical work, more detailed core logging and metallurgical tests in order to optimize the process for this ore.

Avalon Rare Metals Inc.	Page 9 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

A follow up flotation pilot plant trial on a two to three tonne sample has been scheduled for August-September 2012, with the objective of optimizing plant design parameters for the FS.

Pilot scale hydrometallurgical test work commenced in the first quarter of fiscal 2012 at a third-party consulting firm in Lakefield, Ontario with testing to focus on the solution chemistry, purification and precipitation of rare earths. The process selected is referred to as Acid Bake which uses sulphuric acid to extract the light rare earths and a significant proportion of the heavy rare earths. Bench scale and small scale continuous testwork on this process continues in preparation for the full scale pilot on the six tonne sample of concentrate, which is now scheduled to begin in August, 2012.

An evaluation of alternative methods for “cracking” the undissolved residue from the Acid Bake process has been undertaken. This material consists mainly of zircon, a refractory zirconium mineral that also contains some heavy rare earths. Preliminary indications are that it is a high cost process and studies are underway to determine if it is economically attractive to include cracking of this material in the development model or evaluate other alternatives.

A pre-feasibility study for a separation plant/refinery, prepared by the same independent consultant that completed the scoping study in 2010, was received during the Quarter.  This pre-feasibility study produced a positive result with similar estimates for capital and operating costs as those generated for the scoping study and the Separation Plant will now be integrated into the project development model and the FS.

The separation plant pre-feasibility study demonstrates that operating costs for the plant are directly related to proximity to third party chemical producers as well as nearby sources of electrical power, natural gas, water and rail transportation. Several potential sites for this plant in the southern U.S. and one in eastern Canada are presently under consideration with a view toward securing land this summer.

Nechalacho Project Community, Environment, Health and Safety, Permitting

During the Quarter, the Company completed its Accommodation Agreement with the Deninu Kue First Nation (“DKFN”).  Negotiations towards the completion of similar Accommodation Agreements with the Lutsel K’e Dene First Nation (“LKDFN”) and the Yellowknives Dene First Nation (“YKDFN”) are ongoing with the objective of concluding these agreements in 2012.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake.  During the Quarter there were two lost time accidents at the Thor Lake site. A fire on one of the two drill rigs, caused by a ruptured hydraulic hose, resulted in serious burns to two of the contractor’s employees, both requiring hospital treatment. The drills were both shut down for over a week to investigate the cause of the fire and replace all the hydraulic hoses. An independent accident investigation recommended a number of actions that have been implemented. One employee has returned to work while the other, who suffered a more serious injury, is still recuperating.

A land use inspection was conducted on April 20, 2012 by the Aboriginal Affairs and Northern Development Canada (formerly Indian and Northern Affairs Canada) Land Use inspector and all concerns have since been addressed.  As is the Company’s practice, all land use inspection reports have been filed on the Company’s website at www.avalonraremetals.com in the CSR/Sustainability section.

The Company is currently undergoing an Environmental Assessment (“EA”) conducted by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”).  The information request stage of the EA process has now been completed and   the next phase of the process is the completion of technical hearings, scheduled to begin in August 2012. Avalon anticipates

Avalon Rare Metals Inc.	Page 10 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

completing the EA process by the end of calendar 2012 or early 2013.  A copy of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

Activities at the Project are conducted under a new land use permit issued by the Mackenzie Valley Land and Water Board on June 23, 2011, for a period of 5 years beginning on July 5, 2011.

Nechalacho Project Schedule - Risks and Mitigations

The Company now anticipates that the FS will be completed by the second quarter of calendar 2013, and subject to successfully arranging project financing, early works construction for the Nechalacho site will commence toward the end of the second quarter in calendar 2013, with mine construction commencing in the second quarter of calendar 2014, and production start-up targeted for the fourth quarter of calendar 2016. Securing timely financing for site infrastructure costs and long-lead-time equipment items could impact these dates.

The Company believes that timely completion of the metallurgical pilot plant programs is the most significant risk factor for additional delays to the FS schedule.  This is partly due to capacity issues with service providers as well as the potential for unanticipated results necessitating changes in the process flowsheet design.  Mitigation steps are being taken, which include having Company representatives attend at the metallurgical laboratories on a regular and frequent basis, and hiring a senior chemical consultant to lead this program.

Timely receipt of all required operating permits is a risk factor for the construction schedule although this risk has been at least partly mitigated by the steady advancement of the EA process and the lack of local community opposition to the Project development plan.  Timely review by MVEIRB of the Company’s submissions is critical if the Company is to maintain its project development timelines. The Company is working co-operatively with the regulators and government to avoid unnecessary delays through more frequent communications.

 Finally, timely availability of Project financing is probably the most significant risk factor, given the current global economic environment. The Company is working to mitigate this risk by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals, or other strategic partners.

Other Projects

Separation Rapids

During the Quarter, the Company incurred $968 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.

The Company is continuing with the permitting process under the Mining Act (Ontario) in order to be ready to resume operations at the site when a market opportunity is confirmed.  Initial work involving the preparation and filing of a detailed project description report has been completed. A budget is being prepared to determine the cost of completing the submission.  This work is being done under the direction of the Company’s external mineral tenure consultant.

Warren Township

Expenditures of $14,063 were incurred on the Warren Township Anorthosite Project during the Quarter, primarily related to the permitting process. Subsequent to the Quarter, Avalon received a permit under the Aggregate Resources Act (Ontario) and Regulations to operate a quarry at Warren Township on 240 hectares of land. This permit is effective June 12, 2012.

Avalon Rare Metals Inc.	Page 11 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

During the Quarter, Avalon received an indication of interest from a prospective customer for the anorthosite product that would be produced from Warren Township and is presently evaluating costs of producing and shipping this material to this potential customer.

East Kemptville

The Company incurred $2,114 in expenditures during the Quarter on the East Kemptville Tin-Rare Metals Project in Yarmouth County, Nova Scotia. The Company is continuing its efforts to obtain access to the site in order to move forward with the proposed work program on the Special Licence covering the historical East Kemptville tin resource (the “Special Licence”) that is required to complete a preliminary economic assessment on the deposit.

The Company has requested a two year extension from the Minister of Natural Resources of Nova Scotia (“MNRNS”) to fulfill its expenditure obligations under the Special Licence by August 1, 2014.  The Company has been verbally assured by a representative of the MNRNS that the extension is forthcoming but formal confirmation was still pending as at the date of this MDA.  Discussions with government officials with regard to finding a solution to the site access issue continued during and subsequent to the end of the Quarter.

Spor Mountain

During the Quarter, the Company incurred expenditures totalling $93,595 on the Spor Mountain Rare Metals Project in Juab County, Utah.  Approximated 14% of these expenditures were incurred to complete the ground magnetic surveys and geological mapping in order to define drill targets.  The remaining 86% of these expenditures were incurred on the commencement of a 3,000 metre diamond drilling program.  The budget for this program is expected to total $600,000.

As at the date of this MDA, 3 holes totalling approximately 1,000 metres had been drilled on three of the seven targets.

Miramichi Tin

During the Quarter, the Company incurred expenditures totalling $47,557 on the Miramichi Tin project. Substantially all of the expenditures were incurred to carry out an airborne geophysical survey, which is part of a $200,000 exploration program planned for fiscal 2012 to define drill targets on these claims.  The airborne geophysical survey will be followed by a brief geological mapping and geochemical sampling program in late summer. The Miramichi Tin project is considered prospective for tin-indium deposits similar to the East Kemptville deposit in Nova Scotia.

General Exploration

During the Quarter, the Company incurred $3,279 in general exploration expenses related to new rare metals project generation.

Administration

Operating expenses totalled $1,580,462 for the Quarter, a 28% increase over the amount incurred during the same quarter in fiscal 2011 ($1,234,610). Substantially all of the increase was related to the increase in salaries and benefits and recruitment costs, which was partly offset by a decrease in transfer and filing fees. The Company has gone through rapid expansion during the last two years to build up its senior management team and put in place the facilities to support the increased level of activities for its Thor Lake Project.

Avalon Rare Metals Inc.	Page 12 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

Stock-based compensation decreased to $1,434,081 from $1,529,096 compared to the same quarter in fiscal 2011.  This decrease is primarily a result of the decrease in the estimated fair value of the options earned in the Quarter compared to the same quarter in fiscal 2011.

Salaries and benefits for the Quarter increased by approximately 105% over the same quarter in fiscal 2011. The increase in salaries and benefits is primarily related to the increased number of employees, as the Company continues to expand its management and technical staff team. As at May 31, 2012, the Company had four more senior members on its management team compared to May 31, 2011.The Company had twenty-one full time employees as at May 31, 2012 compared to fifteen as at May 31, 2011.

Expenditures on public and investor relations, and sales and marketing activities for the Quarter remain at about the same level compared to  the same quarter in fiscal 2011. The strong investor and media interest in rare earths that existed in 2011 has subsided along with interest in the junior resource sector generally.  Institutional marketing carried out during the Quarter included participation in conferences in New York and London and a non-deal roadshow in Boston.  Marketing activities to retail investor audiences during the Quarter included investor luncheons in Philadelphia and London. No marketing was carried out in June due to a lack of investor interest and little marketing is planned for the summer, while demand for information remains low.

Transfer and filing fees decreased by approximately 78% compared to the same quarter in fiscal 2011.  The company incurred significantly higher transfer and filing fees in 2011 for the preparation and filing of its shelf prospectus.

All other general and corporate expenses were consistent with the same quarter in fiscal 2011.

Higher cash balances resulted in interest income increasing to $258,943 for the Quarter compared with $163,878 for the same quarter in fiscal 2011.

For the Nine Months, operating expenses totalled $4,674,363 compared to $3,634,162 for the comparable period in fiscal 2011.  The main areas of increased administrative expenditures for the Nine Months were salaries and benefits, rent and utilities, general office overhead and sales and marketing expenses, which were partly offset by the decrease in legal, transfer and filings.

The increase in salaries and benefits accounts for approximately 93% of the total increase.  The increase is primarily related to the increased number of senior staff on payroll as discussed earlier.

Consistent with the Quarter, legal, transfer and filing fees decreased by approximately 38% during the Nine Months compared to the same period in fiscal 2011. The additional fees incurred in fiscal 2011 relating to the application and listing of the Company’s common shares on the NYSE MKT and the filing of its shelf prospectus did not recur in 2012.

Stock-based compensation increased to $5,176,357 from $3,045,827 during the Nine Months compared to the same period in fiscal 2011.  This increase is primarily due to the increased number of options earned during the period.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with IFRS (except for the quarter ended August 31, 2010, which were prepared in accordance with Canadian GAAP).

Avalon Rare Metals Inc.	Page 13 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

Fiscal Year	2012			2011				2010
For the Quarters Ended	May 31	Feb. 29	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31
	$	$	$	$	$	$	$	$
Net revenues	258,943	297,860	330,545	210,048	163,878	137,529	93,687	19,015
Loss before discontinued operations and extraordinary items	2,813,448	2,945,651	3,337,210	2,276,839	2,656,196	2,230,146	1,546,579	1,079,860
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.03	0.03	0.03	0.02	0.03	0.02	0.02	0.01
Net loss	2,813,448	2,945,651	3,337,210	2,276,839	2,656,196	2,230,146	1,546,579	1,079,860
Net loss, per share, basic and fully diluted	0.03	0.03	0.03	0.02	0.03	0.02	0.02	0.01

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2016 at the earliest.

As at May 31, 2012, the Company had working capital of $45,616,656 and cash and cash equivalents on hand of $45,966,943.  Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing annual interest rates between 1.9% and 2.1%.   As at August 31, 2011, the Company had working capital of $68,638,285 and cash and cash equivalents on hand of $70,858,678.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $650,000 per month.  As at the date of this MDA, the Company’s current anticipated resource property expenditures for fiscal year 2012 are budgeted at approximately $38 million (of which approximately $20 million has been incurred to the end of May 31, 2012), with approximately $35 million of these expenditures being allocated to Thor Lake for the FS, metallurgical studies (including MPP and pilot plant tests), environmental studies and further definition drilling on the Nechalacho Deposit (of which approximately $19 million has been incurred to the end of May 31, 2012).  In addition, it is estimated that the Company will incur approximately $12 million in fiscal 2013 to complete the FS for Thor Lake.

Avalon Rare Metals Inc.	Page 14 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

The Company’s present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs for the next twelve months, as well as complete its FS for Thor Lake.

In order to maintain its targeted production start date for Thor Lake in 2016, the Company has identified approximately $53 million in pre-production development expenditures that it will need to incur over 12 months commencing in February,2013.  These are comprised of deposits for orders on long lead time equipment items (approximately $26 million), EPCM (approximately $16 million), acquisition of a site for a separation plant (approximately $7 million) and an expansion of the airstrip at Thor Lake (approximately $4 million).  The Company intends to finance these expenditures either through the participation of a strategic partner, a long term construction debt financing facility, or through the equity markets.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs.  The most significant holding costs being annual lease rental fees on Thor Lake of $20,998, annual claim renewal costs of approximately US$110,000 related to the mining claims at Spor Mountain and the annual expenditures related to the mining lease at Separation Rapids totalling $1,264.

Under the amended terms of the Special Licence for the East Kemptville Tin-Rare Metals Project, the Company had optional obligations to incur approximately $1.48 million in exploration expenditures by August 1, 2011.  As described earlier under the heading, “Results of Operations - Other Projects - East Kemptville”, there are discussions ongoing with MNRNS officials on securing an extension of time to fulfill these obligations, but there is no certainty that an extension of the Special Licence will be granted.  If the Special Licence is not extended, the costs incurred to date on the Special Licence will be written off.

 A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of any of the Company’s four projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

The Company has two operating leases for its office premises.  As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2012	$38,284
2013	$312,213
2014	$306,137
2015	$312,647
2016	$312,647
2017	$104,216

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice by first adopting in 2008, the Principles and Guidelines for Responsible Exploration (“e3 Plus”) developed by PDAC as policy of the Company.  In addition, in 2011, the Company became an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”).  TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians.  TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators.

Avalon Rare Metals Inc.	Page 15 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

During the quarter ended November 30, 2011, the Company hired Mr. Mark Wiseman as Vice-President, Sustainability to provide oversight on all of the Company’s CSR as well as health and safety initiatives.  Under Mr. Wiseman’s direction, the Company completed its first comprehensive sustainability report following up on the CSR “road map” produced in January 2011.  This report was developed to report on the Company’s sustainability performance following the principles of TSM and the international guidelines established under the Global Reporting Initiative.  The Company’s inaugural sustainability report, entitled “Journey to a Sustainable Future”, was published in April 2012 and is available for download from the Company’s website at http://www.avalonraremetals.com/sustainability/ .

Since 2007, as a specific CSR objective, the Company has conducted considerable Aboriginal community outreach and endeavoured to maximize Aboriginal employment at the site and partly through implementation of certain training initiatives.  These have succeeded in maintaining 40-60% Aboriginal staff of the 30 plus staff at the Thor Lake site.  In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. Regular meetings continue to be held with each of the impacted Dene communities to discuss the Company’s progress on its FS, permitting, metallurgy  and accommodation agreements. The impacted First Nations have approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project.  Avalon is currently awaiting a combined proposal from the Dene Communities which will set the groundwork for future construction and contractual opportunities.

Off Balance Sheet Arrangements

As at May 31, 2012, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.  Details of the transactions between the Company and other related parties are disclosed below:

a)    Trading transactions

i)	During the nine months ended May 31, 2012 the Company incurred consulting fees of $12,000 (May 31, 2011 - $27,000) with an officer;

ii)
During the nine months ended May 31, 2012 the Company incurred consulting fees of $35,500 (May 31, 2011 - $4,997) with a person who is related to an officer and director, which were deferred as exploration and evaluation assets;

iii)
During the nine months ended May 31, 2012 the Company incurred consulting fees of $11,180 (May 31, 2011 - $39,116) with a person who is related to an officer, which were deferred as exploration and evaluation assets;

iv)
During the nine months ended May 31, 2012 the Company incurred consulting fees of $Nil (May 31, 2011 - $81,250) with a company owned by an officer of the Company, of which $Nil (May 31, 2011 - $56,250) were deferred as exploration and evaluation assets; and

v)
During the nine months ended May 31, 2012 the Company incurred rental fees of $Nil (May 31, 2011 - $18,650) for an apartment in Yellowknife, NWT with a company owned by a director of the Company, which were deferred as exploration and evaluation assets.

Avalon Rare Metals Inc.	Page 16 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)    Compensation of key management

The remuneration of directors and other members of key management personnel during the nine months ended May 31, 2012 and May 31, 2011 were as follows:

	2012	2011

Salaries, benefits and directors’ fees	$2,172,932	$1,218,865
Share based compensation(1)	4,699,172	2,104,501

	$6,872,104	$3,323,366

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Events

Subsequent to the end of the Quarter, the Company:

a)	issued 425,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $684,250;

b)
granted an aggregate of 950,000 stock options with a weighted average exercise price of $1.57 per share to the Company’s employees and consultants. The weighted average contract life of these options was 5 years;

c)	canceled 200,000 stock options with an exercise price of $2.85 per share;

d)	bought out a 3.0% NSR royalty on the Thor Lake Project for a cash payment of $2.0 million; and

e)	entered into an accommodation agreement (“Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”).

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Company’s Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development.

The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project has not been finally determined, but it is expected that it will take the form of a limited partnership, in which the DKFN will participate as one of its business opportunities. Upon receipt by Avalon of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units, out of a projected total of 100,000 limited partnership units to be held by Avalon and its Aboriginal partners.

Avalon Rare Metals Inc.	Page 17 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

In conjunction with the Accommodation Agreement, the Company has agreed to issue to the DKFN an aggregate of 10,000 common shares of the Company, and to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company. The common shares are to be issued on the effective date of the Accommodation Agreement and will be subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. The common share purchase warrants will be issued in five installments of 10,000 warrants per year over the next five years, will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Critical Accounting Judgements and Estimation Uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the condensed consolidated interim financial statements and related notes to the condensed consolidated interim financial statements.  Actual results may differ from those estimates.  Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Recoverability of mineral properties and deferred exploration and evaluation costs
The Company assesses all exploration and evaluation assets, mine development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use.  These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, plant and equipment – estimated useful lives
Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use.  The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives.  The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use.  It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Determination of mineral reserve and mineral resource estimates
Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties.  The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the mineral reserve or mineral resource estimates may impact the carrying

Avalon Rare Metals Inc.	Page 18 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair value of share based payment.
The Company follows accounting guidelines in determining the fair value of share based payment.  The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model.  The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Accrued site closure and reclamation costs
The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity.  These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time.  Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Changes in Accounting Policies Including Initial Adoption

During the current year, the Company adopted International Financial Reporting Standards as described below.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators confirmed that Canadian reporting issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  The Company’s transition date is September 1, 2010 and the Company has prepared the opening IFRS Statement of Financial Position at that date.  For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 in the condensed consolidated interim financial statements.

All IFRS transition differences that resulted in an adjustment to the Company’s Statement of Financial Position, at September 1, 2010 and August 31, 2011 and Statements of Operations and Comprehensive Income for the three months and nine months ended May 31, 2011 and for the year ended August 31, 2011 are as follows:

Reserves
Pre-transition Canadian GAAP, the Company recorded the value of share based payments and warrants issued to contributed surplus.  IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  IFRS requires a separate disclosure of the value that relates to “reserves for warrants”, “reserves for share based payments”, “reserves for broker’s compensation warrants” and any other component of equity.  The balance in contributed surplus was comprised of the reserves for warrants, share based payments and broker’s compensation warrants as at September 1, 2010, May 31, 2011 and August 31, 2011, and has been reclassified and recorded into each of the respective reserve accounts.

Avalon Rare Metals Inc.	Page 19 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

Share based payments
Under IFRS 2, share based payment transactions which are subject to graded vesting should have the separate tranches valued and amortized over the respective vesting periods separately as if each tranche was a separate award.  Forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods.  Pre-transition Canadian GAAP allowed the entire award to be valued together and to be amortized on a straight-line basis over the vesting period of the entire award.  Forfeitures of awards were recognized as they occurred. The effect of these changes was to increase reserves for share based payments by $845,016 and an increase of the deficit by $845,016 at the date of transition on September 1, 2010. For the three months ended May 31, 2011, reserves for share based payments was decreased by $137,655, share capital was decreased by $365,923 and share based compensation expense was decreased by $503,578. For the nine months ended May 31, 2011, reserves for share based payments was increased by $793,061, share capital was decreased by $591,310 and share based compensation expense was decreased by $643,265. For the year ended August 31, 2011, share capital was decreased by $630,626, reserves for share based payments was increased by $151,001, and share based compensation expense was decreased by $781,627.

Exploration and evaluation assets
Under IFRS 6, expenses that have been incurred before the Company has secured the legal right to explore a property must be expensed.  Pre-transition Canadian GAAP allowed these expenses to be capitalized.  The effect of these changes at the transition date on September 1, 2010 was to decrease exploration and evaluation by $7,603. For the three months  and nine months periods ended May 31, 2011, exploration and evaluation assets was decreased and general exploration expenses was increased by 14,178 and $25,011 respectively. For the year ended August 31, 2011, exploration and evaluation assets was decreased and general exploration expenses was increased by $70,001.

Flow-through shares
Under pre-transition Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS, the Company has adopted a policy to allocate the proceeds between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  The effect of these changes at the transition date on September 1, 2010 was to increase share capital $190,574 and increase accumulated deficit by the same amount.  There was no further transition adjustment for the period ended May 31, 2011 and for the year ended August 31, 2011.

Impact on cash flows
Under IFRS 6, cash flows related to general exploration expenses incurred prior the Company has secured the legal right to explore are included in operating activities versus investing activities under pre-transition Canadian GAAP.  The increase (use of cash) in operating activities was 14,178 and $25,011 for the three months and nine months ended May 31, 2011 respectively, and $70,001 for the year ended August 31, 2011. There is a corresponding decrease (use of cash) in investing activities.

Avalon Rare Metals Inc.	Page 20 of 24

Management’s Discussion and Analysis
For the period ended May 31, 2012

Recent Accounting Pronouncements

At the date of this MDA, the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities.  Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities).  Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures.  The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed.  Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures.  A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities.  A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement.  The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements.  IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS.  IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS27.  The other portions of IAS 27 are replaced by IFRS 10.  IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

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Management’s Discussion and Analysis
For the period ended May 31, 2012

Each of these six standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied.  However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards).  The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of May 31, 2012.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are

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Management’s Discussion and Analysis
For the period ended May 31, 2012

filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at May 31, 2012.

Design of Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have also designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The control framework that has been used is the Internal Control – Integrated Framework (COSO framework) published by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and Chief Financial Officer concluded that as at May 31, 2012 the design of internal controls over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.  The management of the Company uses its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, can be detected.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

Outstanding Share Data

a)           Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at May 31, 2012, the Company had 103,186,986 common shares issued and outstanding. Subsequent to the Quarter, the Company issued 425,000 common shares pursuant to the exercise of stock options. Accordingly, as at the date of this MDA, the Company had 103,611,986 common shares issued and outstanding.

b)           Options

As at May 31, 2012, the Company had an aggregate of 7,425,250 incentive stock options outstanding with a weighted average exercise price of $3.37 (of which 3,569,000 were vested and 3,856,250 were unvested).  Subsequent to the Quarter, 425,000 options were exercised, 950,000 stock options were granted and 200,000 stock options were cancelled (as described earlier under “Subsequent Events”).  As at the date of this MDA, the Company has 7,750,250 incentive stock options with a weighted average exercise price of $3.26 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

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Management’s Discussion and Analysis
For the period ended May 31, 2012

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.  United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Avalon Rare Metals Inc.	Page 24 of 24